EXHIBIT (1)

Public Notice Regarding Merger

April 9, 2009

To: Shareholders and Creditors

eAccess Ltd.
Shin-Nikko Bldg.,
10-1, Toranomon 2-chome, Minato-ku, Tokyo
Koji Fukata
Representative Director and President

eAccess Ltd. (the “Company”) will merge with ACCA Networks Co., Ltd. (“ACCA”; head office: 12-1, Yurakucho 1-chome, Chiyoda-ku, Tokyo) on the effective date of June 25, 2009, as a result of which the Company will succeed to all of the rights and obligations of ACCA, and ACCA will be dissolved.  In connection with the foregoing, the Company would like to provide notice of the following.

The effective date of the merger shall be June 25, 2009.  The Company resolved to implement the merger described above (the “Merger”) without obtaining approval at a general meeting of its shareholders, pursuant to Article 796, Paragraph 3 of the Corporation Law of Japan (the “Corporation Law”).  A resolution approving the Merger was passed at a general meeting of the shareholders of ACCA on March 27, 2009.

1.
Any shareholders dissenting to the Merger shall notify the Company in writing of such dissent within two weeks from the date of this public notice, pursuant to Article 796, Paragraph 4 of the Corporation Law.

2.
Any shareholders dissenting to the Merger and intending to request that the Company repurchase the shares that he or she holds shall notify the Company in writing of such request, and the number of shares in respect of which such request is being made, within the period from the day twenty days prior to the effective date of the Merger to the day immediately preceding such effective date, pursuant to Article 797, Paragraph 1 of the Corporation Law.

3.	Any creditors objecting to the Merger shall give notice within a month from the day following the date of this public notice.

4.	The latest balance sheets of each company are disclosed as part of the following documents:

eAccess Ltd.:	Annual securities report filed pursuant to the Financial Instruments and Exchange Law.

ACCA Networks Co., Ltd.:	Annual securities report filed pursuant to the Financial Instruments and Exchange Law.

End